SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

CVR Refining, LP
(Name of Issuer)

Common Units
(Title of Class of Securities)

12663P107
(CUSIP Number)

Jesse A. Lynn, Esq.
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Explanatory Note

Reference is made to that certain Schedule 13D filed with the Securities and Exchange Commission on January 25, 2013 (the "Initial 13D") by the Reporting Persons with respect to the common units (“Common Units”) representing limited partner interests in CVR Refining, LP (the "Issuer"). This Amendment No. 11 to the Initial 13D is being filed solely to correct the inclusion of incorrect signatories in Amendment No. 10 to the Initial 13D, filed as of January 17, 2019 (“Amendment No. 10”), and hereby restates and replaces Amendment No. 10 in its entirety.

Item 1.  Security and Issuer

The Initial 13D by the Reporting Persons with respect to the Common Units of the Issuer is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4.  Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following:

On January 17, 2019, CVR Refining GP, LLC (the “General Partner”), the general partner of the Issuer, notified the Issuer that (1) the General Partner has assigned to CVR Energy, Inc. (“CVI”) its right pursuant to Section 15.1(a) of the Issuer’s First Amended and Restated Agreement of Limited Partnership, as amended (the “Limited Partnership Agreement”) to purchase all of the issued and outstanding Common Units not already owned by the General Partner or its affiliates (the “Call Right”) and (2) CVI has elected to exercise the Call Right and purchase all of the issued and outstanding Common Units not already owned by the General Partner or its affiliates for a cash purchase price, determined in accordance with the Limited Partnership Agreement, of $10.50 per unit (the “Call Price”), or $240,545,865 in the aggregate.

Also, on January 17, 2019, CVI entered into a purchase agreement (the “Purchase Agreement”) with American Entertainment Properties Corp. (“AEP”) and Icahn Enterprises Holdings L.P. (“IEP”), pursuant to which, on January 29, 2019, all of the Common Units held by AEP and IEP will be purchased by CVI for a cash price per unit equal to the Call Price, or $60,375,000 in the aggregate. The description of the Purchase Agreement above is qualified in its entirety by reference to the full text of the agreement, attached hereto as Exhibit 1, which is incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial 13D is hereby amended to add the following:

The description of the Purchase Agreement set forth in Item 2 above is incorporated by reference into this Item 6.

Item 7.  Material to be Filed as Exhibits

Exhibit No.
1	Purchase Agreement, dated as of January 17, 2019, by and among CVR Energy, Inc., American Entertainment Properties Corp. and Icahn Enterprises Holdings L.P.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2019

CVR REFINING HOLDINGS, LLC

By:  /s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

COFFEYVILLE RESOURCES, LLC

By:  /s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

COFFEYVILLE REFINING & MARKETING, INC.

By:  /s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

COFFEYVILLE REFINING & MARKETING HOLDINGS, INC.

By:  /s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

CVR ENERGY, INC.

By:  /s/ Tracy D. Jackson
Name: Tracy D. Jackson
Title: Executive Vice President and Chief Financial Officer

IEP ENERGY LLC
By: IEP Energy Holding LLC
By: American Entertainment Properties Corp., its sole member

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

IEP ENERGY HOLDING LLC
By: American Entertainment Properties Corp., its sole member

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN BUILDING LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:  /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Amendment No. 11 to Schedule 13D – CVR Refining, LP]